SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.  1)

WCA Waste Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92926K103

(CUSIP Number)

Live Earth LLC, 6140 Parkland Boulevard, Suite 300, Mayfield Heights, OH 44124 (440) 995-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92926K103	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Live Earth LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
666,667
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
666,667
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 666,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.30%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 92926K103	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christopher M. Valerian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
997,075
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
997,075
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,075
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.94%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 4 of 7

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is filed by Live Earth LLC and Christopher M. Valerian and relates to the common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Issuer”) and amends and restates the following Items of the Schedule 13D filed by such persons on January 11, 2010.

Item 3.	Source and Amount of Funds and Other Consideration.

The Shares reported in Item 5(c) as having been acquired by Live Earth LLC (the “Company”) pursuant to the Agreement (as defined below) on December 31, 2009 were issued, along with the payment of approximately $19.69 million in cash, in exchange for the Company’s membership interests in the Live Earth Companies (as defined below) and certain related assets and liabilities of the Company valued at approximately $43.6 million.  The Company did not borrow any funds to purchase any of the Shares; however, 555,554 of the Shares issued and rights to 2,000,000 Shares issuable under the Agreement were delivered to the Company’s lenders and other creditors in satisfaction of amounts owed to such parties.

The Shares reported in Item 5(c) as having been acquired by Mr. Valerian on December 30, 2009 were acquired in a privately-negotiated transaction using $255,000 in personal funds of Mr. Valerian.  Mr. Valerian did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been disposed of by the Company on August 24, 2010 were distributed by the Company to its members on a pro rata basis and without consideration from the members.

The Shares reported in Item 5(c) has having been acquired by Mr. Valerian on August 24, 2010 were distributed by the Company to its members on a pro rata basis and without consideration from the members. Mr. Valerian  is the President and Managing Member of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)          According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 20,053,242 Shares outstanding.

The Company beneficially owns 666,667 Shares, which represent 3.30% of the Shares outstanding.

Mr. Valerian may be deemed to beneficially own the 666,667 Shares held by the Company due to his position as President and Managing Member of the Company, which gives him sole voting and dispositive power with respect to such Shares.  He also individually beneficially owns 330,408 Shares, for a total of 997,075 Shares, or 4.94 % of the Shares outstanding.

(b)          The Company has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by it.  As President and Managing Member of the Company, Mr. Valerian may also be deemed to have the sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Company.  Mr. Valerian has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him individually.

(c)           The Shares owned by the Company and that may be deemed to be beneficially owned by Mr. Valerian, and the Shares and rights to earn-out Shares that were delivered to the Company’s lenders and other creditors, were acquired in the Acquisition on December 31, 2009 in exchange for the Live Earth Companies and certain related assets and liabilities.  555,554 Shares and rights to the 2,000,000 earn-out Shares, along with approximately $16.50 million in cash, were delivered to the Company’s lenders and other creditors in satisfaction of indebtedness of approximately $50.2 million as of September 30, 2009 and related obligations.

CUSIP No. 92926K103	Page 5 of 7

Of the 330,408 Shares owned by Mr. Valerian individually, 60,000 Shares were acquired on December 30, 2009 in a privately-negotiated transaction upon exercise of an option to purchase such Shares for $4.25 per Share.  The option was received by Mr. Valerian for no consideration.

On August 24, 2010, in connection with the WCA Parties’ receipt of the Ohio Environmental Protection Agency approval of the transactions contemplated by the Agreement, the Company distributed 2,333,335 Shares to its members on a pro rata basis and without consideration from the members. As a result, Mr. Valerian, as a member of the Company, received 257,780 Shares.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ohio law requires that the ownership of the landfill transferred as part of the Acquisition be approved by the Ohio Environmental Protection Agency. Because the Ohio approval was not received prior to the closing date, Ohio law requires that the Agreement expressly state that the transactions contemplated by the Agreement are subject to the approval of the Director of the Ohio EPA and contain specific provisions negating such sale in the event that the required Ohio approval is ultimately denied by the Director of the Ohio EPA. In that event, the parties would have been required to unwind the transaction, including returning the merger consideration, and, as a result, the 3,000,002 Shares retained by the Company at closing were not permitted to be transferred prior to the receipt of such approval. On July 6, 2010, the WCA Parties received the EPA approval.   The remaining shares held by the Company are subject to forfeiture to the Issuer to satisfy certain indemnification obligations that may arise under the Agreement on or before December 31, 2011.

CUSIP No. 92926K103	Page 6 of 7

Item 7.	Materials to be Filed as Exhibits.

7.1*	Joint Filing Agreement
7.2*
Equity Interest and Asset Purchase Agreement dated December 9, 2009 by and among the Issuer, WCA of Massachusetts, LLC and WCA of Ohio, LLC on the one hand, and Live Earth, Champion City Recovery, LLC, Boxer Realty Redevelopment, LLC, Sunny Farms Landfill, LLC, and New Amsterdam & Seneca Railroad Company, LLC on the other hand (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on December 15, 2009)

* Previously filed.

CUSIP No. 92926K103	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 2010

LIVE EARTH LLC

By: /s/ Christopher M. Valerian
Christopher M. Valerian, President

/s/ Christopher M. Valerian
Christopher M. Valerian